Exhibit 21.1

Subsidiaries of Umpqua Holdings Corporation

Name of Subsidiary	State of Incorporation	Other Names Under Which Business is Conducted
Umpqua Bank	Oregon	Umpqua Bank Mortgage
Strand, Atkinson, Williams & York, Inc.	Oregon
Bancorp Financial Services, Inc.	California
Umpqua Master Trust I	Delaware
Umpqua Statutory Trust II	Delaware
Umpqua Statutory Trust III	Delaware
Umpqua Statutory Trust IV	Delaware
Umpqua Statutory Trust V	Delaware
HB Capital Trust I	Delaware
Humboldt Bancorp Statutory Trust I	Connecticut
Humboldt Bancorp Statutory Trust II	Connecticut
Humboldt Bancorp Statutory Trust III	Connecticut
CIB Capital Trust	Delaware
Western Sierra Statutory Trust I	Connecticut
Western Sierra Statutory Trust II	Connecticut
Western Sierra Statutory Trust III	Delaware
Western Sierra Statutory Trust IV	Delaware

Umpqua Holdings Corporation directly owns 100% of the voting stock of each subsidiary listed above.